                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                    FORM 11-K


(Mark One)

         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
             ACT OF 1934

For the fiscal year ended December 31, 1997
                          -----------------

                                       OR

         [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
             EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 033-64499

         A. Full title of the plan and address of the plan, if different from that of the insurer named below:

            Crown Crafts, Inc. 401(k) Retirement Savings Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

            Crown Crafts, Inc.
            1600 RiverEdge Parkway
            Suite 200
            Atlanta, Georgia  30328

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                       CROWN CRAFTS, INC. 401(k)
                                       RETIREMENT SAVINGS PLAN



                                       BY: /s/ PAUL A. CRISCILLIS, JR.
                                          ------------------------------------
                                          Paul A. Criscillis, Jr.



                                       BY: /s/ ROBERT E. SCHNELLE
                                          ------------------------------------
                                          Robert E. Schnelle



                                       BY: /s/ BONNIE WASDIN
                                          ------------------------------------
                                          Bonnie Wasdin



Date:   July 13, 1998                      (Each Member of the Administrative
     ---------------------                 Committee appointed under and
                                           Pursuant to the Crown Crafts, Inc.
                                           401(k) Retirement Savings Plan)

                          THE CROWN CRAFTS, INC. 401(k)

                             RETIREMENT SAVINGS PLAN

                      FINANCIAL STATEMENTS AND AUDIT REPORT

                                DECEMBER 31, 1997

              THE CROWN CRAFTS, INC. 401(k) RETIREMENT SAVINGS PLAN

                                    CONTENTS


REPORT OF INDEPENDENT ACCOUNTANTS                                              1

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
  WITH FUND INFORMATION                                                      2/3

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
  FOR BENEFITS WITH FUND INFORMATION                                           4

NOTES TO FINANCIAL STATEMENTS                                                5/8


                             SUPPLEMENTAL SCHEDULES

Schedule of Assets Held for Investment Purposes                               10

Schedule of Reportable Transactions                                        11/12

                    [JOSEPH DECOSIMO AND COMPANY LETTERHEAD]




                        REPORT OF INDEPENDENT ACCOUNTANTS


The Administrative Committee
The Crown Crafts, Inc. 401(k) Retirement Savings Plan
Atlanta, Georgia

We have audited the statements of net assets available for benefits with fund information of The Crown Crafts, Inc. 401(k) Retirement Savings Plan (the Plan) as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 1997. These financial statements are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits with fund information of the Plan as of December 31, 1997 and 1996, and the changes in its net assets available for benefits with fund information for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and of reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                      /s/ Joseph Decosimo and Company, LLP



                                    JOSEPH DECOSIMO AND COMPANY, LLP
                                    A GEORGIA LIMITED LIABILITY PARTNERSHIP


Atlanta, Georgia
July 2, 1998

              THE CROWN CRAFTS, INC. 401(k) RETIREMENT SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                              WITH FUND INFORMATION

                                DECEMBER 31, 1997




                                     AGGRESSIVE     CROWN CRAFTS,      LIFE             LIFE
                                       GROWTH            INC.         STAGE I         STAGE II
                                     PORTFOLIO      COMMON STOCK     PORTFOLIO       PORTFOLIO
ASSETS
  Investments, at fair value -
    Short-Term Investments           $      770      $    2,581      $    3,174      $    3,701
    Crown Crafts, Inc.
      Common Stock                           --         189,703              --              --
    Mutual Funds                        893,931              --         621,729         608,304
    Participant Loans                        --              --              --              --
                                     ----------      ----------      ----------      ----------
                                        894,701         192,284         624,903         612,005

  Receivables -
    Sponsor's Contributions              29,269           5,532          27,028          24,957
    Participants' Contributions          22,851           7,428          28,429          24,532
    Accrued Interest and
      Dividends                         184,336              20          30,463          28,478
                                     ----------      ----------      ----------      ----------

          Total Assets                1,131,157         205,264         710,823         689,972

LIABILITIES
  Due to Brokers                        183,306              --          30,426          28,444
                                     ----------      ----------      ----------      ----------

NET ASSETS AVAILABLE
  FOR BENEFITS                       $  947,851      $  205,264      $  680,397      $  661,528
                                     ==========      ==========      ==========      ==========






    The accompanying notes are an integral part of the financial statements.

             THE CROWN CRAFTS, INC. 401(K) RETIREMENT SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                             WITH FUND INFORMATION

                               DECEMBER 31, 1997


     LIFE            LIFE           STABLE
  STAGE III        STAGE IV         VALUE        PARTICIPANT
  PORTFOLIO       PORTFOLIO       PORTFOLIO          LOANS           TOTAL
  $      461      $    2,665      $    2,710      $        4      $   16,066

          --              --              --              --         189,703
     420,942         261,802         519,135              --       3,325,843
          --              --              --          17,655          17,655
  ----------      ----------      ----------      ----------      ----------
     421,403         264,467         521,845          17,659       3,549,267


      12,674           9,514           7,871              --         116,845
      14,391           4,209           7,005              --         108,845

      18,813          10,904              12              --         273,026
  ----------      ----------      ----------      ----------      ----------

     467,281         289,094         536,733          17,659       4,047,983


      18,793          10,889              --              --         271,858
  ----------      ----------      ----------      ----------      ----------


  $  448,488      $  278,205      $  536,733      $   17,659      $3,776,125
  ==========      ==========      ==========      ==========      ==========

              THE CROWN CRAFTS, INC. 401(k) RETIREMENT SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                              WITH FUND INFORMATION

                                DECEMBER 31, 1996




                                            AGGRESSIVE   CROWN CRAFTS,     LIFE
                                              GROWTH          INC.       STAGE I
                                            PORTFOLIO    COMMON STOCK   PORTFOLIO
ASSETS
  Investments, at fair value -
    Short-Term Investments                   $     --      $    347      $     91
    Crown Crafts, Inc. Common Stock                --        74,280            --
    Mutual Funds                              387,035            --       220,382
                                             --------      --------      --------
                                              387,035        74,627       220,473

  Contributions Receivable from Sponsor        33,630         6,949        19,477

  Accrued Interest and Dividends               23,254            76         7,695
                                             --------      --------      --------

          Total Assets                        443,919        81,652       247,645

LIABILITIES
  Excess Contributions                         38,015         1,044        10,394
                                             --------      --------      --------

NET ASSETS AVAILABLE FOR BENEFITS            $405,904      $ 80,608      $237,251
                                             ========      ========      ========






    The accompanying notes are an integral part of the financial statements.

             THE CROWN CRAFTS, INC. 401(K) RETIREMENT SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                             WITH FUND INFORMATION

                               DECEMBER 31, 1996

      LIFE            LIFE           LIFE           STABLE
   STAGE II        STAGE III       STAGE IV          VALUE       UNALLOCATED
   PORTFOLIO       PORTFOLIO       PORTFOLIO       PORTFOLIO       BALANCES          TOTAL
  $       --      $       12      $       71      $       39      $   82,084      $   82,644
          --              --              --              --              --          74,280
     252,264         197,930         113,376         311,967              --       1,482,954
  ----------      ----------      ----------      ----------      ----------      ----------
     252,264         197,942         113,447         312,006          82,084       1,639,878

      25,012          21,575          12,097          25,447              --         144,187

       6,988           4,174           1,611              80             142          44,020
  ----------      ----------      ----------      ----------      ----------      ----------

     284,264         223,691         127,155         337,533          82,226       1,828,085


      11,737           8,689           2,471           8,368              --          80,718
  ----------      ----------      ----------      ----------      ----------      ----------

  $  272,527      $  215,002      $  124,684      $  329,165      $   82,226      $1,747,367
  ==========      ==========      ==========      ==========      ==========      ==========

              THE CROWN CRAFTS, INC. 401(k) RETIREMENT SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                              WITH FUND INFORMATION

                          YEAR ENDED DECEMBER 31, 1997



                                     AGGRESSIVE    CROWN CRAFTS,       LIFE            LIFE
                                       GROWTH           INC.          STAGE I        STAGE II
                                     PORTFOLIO     COMMON STOCK      PORTFOLIO      PORTFOLIO
ADDITIONS
  Investment Income -
    Net Appreciation
      (Depreciation) in Fair
      Value of Investments           $ (61,953)      $  56,931       $  52,729      $  49,109
    Interest and Dividends             184,627           1,602          36,280         38,337
                                     ---------       ---------       ---------      ---------
                                       122,674          58,533          89,009         87,446
                                     ---------       ---------       ---------      ---------
  Contributions -
    Sponsor's                          129,496          22,377          97,239         90,877
    Participants'                      348,534          57,166         234,110        239,444
                                     ---------       ---------       ---------      ---------
                                       478,030          79,543         331,349        330,321
                                     ---------       ---------       ---------      ---------

      Total Additions                  600,704         138,076         420,358        417,767
                                     ---------       ---------       ---------      ---------

DEDUCTIONS
  Benefits Paid to Participants         30,599           4,534          22,275         33,821
  Administrative Expenses               10,723           1,972           6,213          6,656
                                     ---------       ---------       ---------      ---------

      Total Deductions                  41,322           6,506          28,488         40,477
                                     ---------       ---------       ---------      ---------

NET INCREASE BEFORE
  PORTFOLIO TRANSFERS                  559,382         131,570         391,870        377,290

  Portfolio Transfers                  (17,435)         (6,914)         51,276         11,711
                                     ---------       ---------       ---------      ---------

NET INCREASE (DECREASE)                541,947         124,656         443,146        389,001

NET ASSETS AVAILABLE
  FOR BENEFITS
  BEGINNING OF YEAR                    405,904          80,608         237,251        272,527
                                     ---------       ---------       ---------      ---------
  END OF YEAR                        $ 947,851       $ 205,264       $ 680,397      $ 661,528
                                     =========       =========       =========      =========




    The accompanying notes are an integral part of the financial statements.

              THE CROWN CRAFTS, INC. 401(k) RETIREMENT SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                              WITH FUND INFORMATION

                          YEAR ENDED DECEMBER 31, 1997




      LIFE             LIFE           STABLE
   STAGE III         STAGE IV          VALUE        PARTICIPANT     UNALLOCATED
   PORTFOLIO        PORTFOLIO        PORTFOLIO          LOANS         BALANCES           TOTAL




  $   29,686       $   10,115       $   24,318       $       --      $       --       $  160,935
      29,417           18,584              904               --              --          309,751
  ----------       ----------       ----------       ----------      ----------       ----------
      59,103           28,699           25,222               --              --          470,686
  ----------       ----------       ----------       ----------      ----------       ----------

      60,841           39,779           81,788               --              --          522,397
     174,275          101,291          158,104               --         (82,224)       1,230,700
  ----------       ----------       ----------       ----------      ----------       ----------
     235,116          141,070          239,892               --         (82,224)       1,753,097
  ----------       ----------       ----------       ----------      ----------       ----------

     294,219          169,769          265,114               --         (82,224)       2,223,783
  ----------       ----------       ----------       ----------      ----------       ----------


      32,786            8,218           21,608               --              --          153,841
       5,328            2,981            7,311               --              --           41,184
  ----------       ----------       ----------       ----------      ----------       ----------

      38,114           11,199           28,919               --              --          195,025
  ----------       ----------       ----------       ----------      ----------       ----------


     256,105          158,570          236,195               --         (82,224)       2,028,758

     (22,619)          (5,049)         (28,627)          17,659              (2)              --
  ----------       ----------       ----------       ----------      ----------       ----------

     233,486          153,521          207,568           17,659         (82,226)       2,028,758



     215,002          124,684          329,165               --          82,226        1,747,367
  ----------       ----------       ----------       ----------      ----------       ----------
  $  448,488       $  278,205       $  536,733       $   17,659      $       --       $3,776,125
  ==========       ==========       ==========       ==========      ==========       ==========

              THE CROWN CRAFTS, INC. 401(k) RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS



PLAN DESCRIPTION

The following description of The Crown Crafts, Inc. 401(k) Retirement Savings Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is a defined contribution retirement savings plan with a cash or deferred arrangement covering substantially all employees of Crown Crafts, Inc. and affiliates (the sponsor) meeting minimum age and service requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was established effective January 1, 1996, and initial contributions were made into the trust fund in January, 1996. The Plan was amended on September 22, 1997, to provide for the entry of employees of acquired and affiliated companies.

The Plan allows contributions by participating employees of an amount equal to not less than 1% and not greater than 15% of their eligible compensation. Matching contributions are made at the discretion of the sponsor. The sponsor matches participants' elective contributions at the rate of 100% of the first 2% of compensation deferred by each participant. The participants direct their elective contributions and related matching contributions to several investment options designed by the investment advisor. All contributions are limited to the maximum amount deductible under the applicable provisions of the Internal Revenue Code of 1986 (the Code).

Each participant's account is credited with the participant's contribution, the sponsor's matching contribution, and earnings thereon less administrative expenses. Each participant has a fully vested, nonforfeitable right to all amounts credited to his account under the elective salary reduction portion of the Plan. Each participant's right in sponsor contributions vests ratably over a five year period. Forfeitures are applied to reduce the sponsor's matching contribution.

Upon service or disability retirement, death or termination, the participant or beneficiary will receive a lump-sum amount equal to the value of the participant's vested account.

Although it has not expressed any intent to do so, the sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

              THE CROWN CRAFTS, INC. 401(k) RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS



PLAN DESCRIPTION - continued

The Plan offers participants seven investment options which consist of shares of the sponsor's common stock and six portfolios of mutual funds which are managed by an investment advisor:

CROWN CRAFTS, INC. COMMON STOCK - Funds are invested in common stock of Crown Crafts, Inc.

AGGRESSIVE GROWTH PORTFOLIO - Diverse growth-oriented portfolio invested in the stocks of large U.S. companies, small-medium companies and international companies.

LIFE STAGE I PORTFOLIO - Invests in common stock of large U.S. companies, small-medium companies and international companies.

LIFE STAGE II PORTFOLIO - Invests in common stocks and bonds of small, medium and large U.S. and international companies.

LIFE STAGE III PORTFOLIO - Invests in common stocks and bonds of large U.S. companies, small-medium companies and international companies.

LIFE STAGE IV PORTFOLIO - Invests in medium term bonds and the common stocks of small, medium and large U.S. and international companies.

STABLE VALUE PORTFOLIO - Invests in a mixture of contracts with major banks and insurance companies which, in turn, invest in high grade bonds.


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices followed by the Plan are as follows:

BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual method of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The company stock is valued at its quoted market price.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

NET APPRECIATION (DEPRECIATION) IN THE FAIR VALUE OF INVESTMENTS - The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

              THE CROWN CRAFTS, INC. 401(k) RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS



SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

PARTICIPANT LOANS - Participants may borrow from their fund accounts a minimum of $1,000, or such lesser amount as established by the Administrative Committee, up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment funds from
(to) Participant Loans. Loan terms range up to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Administrative Committee. Principal and interest are paid ratably through monthly payroll deductions.

RISKS AND UNCERTAINTIES - The Plan provides for various investment options in a combination of mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

PAYMENT OF BENEFITS - Benefits are recorded when paid. As of December 31, 1997, $76,432 has been allocated to participants who have elected to withdraw from the Plan but have not been paid.

FORFEITED ACCOUNTS - As of December 31, 1997, forfeited nonvested accounts totalled $61,572. These accounts will be used to reduce future sponsor contributions.

ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires the Administrative Committee to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.


TAX STATUS

The Administrative Committee for the sponsor believes the Plan meets the requirements for tax qualification described in Section 401(a) of the Internal Revenue Code of 1986 (the Code). Accordingly, the Plan's related trust is exempt from tax under Section 501(a) of the Code. A favorable determination letter has been received from the Internal Revenue Service on the tax qualification of the Plan as amended through September 22, 1997. Continued qualification of the Plan will depend upon its operation in accordance with applicable requirements of the Code.


INVESTMENTS

Under the terms of an agreement between Reiser, Builder & Douglas, Inc. Investment Advisors and the sponsor, the investment advisor establishes investment portfolios and selects specific investment vehicles (primarily equity mutual funds). The assets are held in a trust fund by SouthTrust Bank, N.A.

              THE CROWN CRAFTS, INC. 401(k) RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS



INVESTMENTS - continued

The following table presents the fair value of investments as of December 31, 1997 and 1996:

                                                1997                                 1996
                                     NUMBER OF                            NUMBER OF
                                   SHARES/UNITS     FAIR VALUE           SHARES/UNITS    FAIR VALUE
SHORT-TERM INVESTMENTS
  Atlanta Money Market                16,066        $   16,066             82,644       $    82,644
                                                    ----------                          -----------

COMMON STOCKS
  Crown Crafts, Inc.                  12,141           189,703              7,428            74,280
                                                    ----------                          -----------

MUTUAL FUNDS
  EuroPacific Growth Fund             10,899           283,584              4,411           114,855
  Federated Max-Cap Fund              40,879           825,750             20,949           334,138
  Federated Mini-Cap Fund             11,934           181,875              4,865            68,299
  Stable Value Fund                   27,592           519,135             17,574           311,967
  Dreyfus MidCap Index Fund            7,375           189,085              3,354            71,210
  PIMCO Total Return                  40,800           432,484             18,614           195,450
  Twentieth Century Ultra             32,745           893,930             13,778           387,035
                                                    ----------                          -----------
                                                     3,325,843                            1,482,954
                                                    ----------                          -----------

PARTICIPANT LOANS                                       17,655                                   --
                                                    ----------                          -----------

                                                    $3,549,267                          $ 1,639,878
                                                    ==========                          ===========


ADMINISTRATIVE EXPENSES

The Plan sponsor paid $74,315 and $58,905 of administrative expenses incurred by the Plan during 1997 and 1996, respectively.

                             SUPPLEMENTAL SCHEDULES

              THE CROWN CRAFTS, INC. 401(k) RETIREMENT SAVINGS PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                              ITEM 27a OF FORM 5500

                                DECEMBER 31, 1997

EMPLOYER IDENTIFICATION NUMBER: 58-0678148                      PLAN NUMBER: 334



                                                                                            CURRENT
  IDENTITY OF ISSUER                DESCRIPTION OF INVESTMENT            COST                VALUE
                                    SHORT-TERM INVESTMENTS

SouthTrust Bank, N.A.               Atlanta Money Market              $   16,066           $   16,066
                                                                      ----------           ----------

                                    COMMON STOCKS

Crown Crafts, Inc.                  Common Stock                         130,344              189,703
                                                                      ----------           ----------

                                    MUTUAL FUNDS

The American Funds Group            EuroPacific Growth Fund              287,976              283,584
Federated Investors                 Federated Max-Cap Fund               687,853              825,750
Federated Investors                 Federated Mini-Cap Fund              175,982              181,875
Morley Institutional
  Investors                         Stable Value Fund                    486,410              519,135
Dreyfus Family of Funds             Dreyfus MidCap Index Fund            166,637              189,085
PIMCO                               PIMCO Total Return                   427,208              432,484
American Century
  Investments                       Twentieth Century Ultra              956,758              893,930
                                                                      ----------           ----------
                                                                       3,188,824            3,325,843
                                                                      ----------           ----------
                                    PARTICIPANT LOANS

Participant Loans                   9.5% Notes Receivable
                                      from Participants                       --               17,655
                                                                      ----------           ----------

TOTAL INVESTMENTS                                                     $3,335,234           $3,549,267
                                                                      ==========           ==========

              THE CROWN CRAFTS, INC. 401(K) RETIREMENT SAVINGS PLAN

                       SCHEDULE OF REPORTABLE TRANSACTIONS

                              ITEM 27d OF FORM 5500

                          YEAR ENDED DECEMBER 31, 1997

EMPLOYER IDENTIFICATION NUMBER: 58-0678148                      PLAN NUMBER: 334




                                                                                                   CURRENT VALUE
                                                                                                      OF ASSET
       IDENTITY OF                                        PURCHASE       SELLING       COST OF     ON TRANSACTION          NET
     PARTY INVOLVED           DESCRIPTION OF ASSET          PRICE         PRICE         ASSET            DATE             GAIN
The American Funds
  Group                      EuroPacific Growth Fund      $ 179,760                   $ 179,760       $ 179,760

The American Funds
  Group                      EuroPacific Growth Fund                     $  4,939     $   4,370       $   4,939          $   569

Federated Investors          Federated Max-Cap Fund       $ 389,229                   $ 389,229       $ 389,229

Federated Investors          Federated Max-Cap Fund                      $ 24,118     $  19,499       $  24,118          $ 4,619

Federated Investors          Federated Mini-Cap Fund      $ 102,751                   $ 102,751       $ 102,751

Federated Investors          Federated Mini-Cap Fund                     $  2,954     $   2,780       $   2,954          $   174

Morley Institutional
  Investors                  Stable Value Fund            $ 201,448                   $ 201,448       $ 201,448

Morley Institutional
  Investors                  Stable Value Fund                           $ 18,600     $  17,478       $  18,600          $ 1,122

PIMCO                        PIMCO Total Return           $ 241,437                   $ 241,437       $ 241,437

PIMCO                        PIMCO Total Return                          $  8,984     $   8,812       $   8,984          $   172

American Century
  Investments                Twentieth Century Ultra      $ 569,957                   $ 569,957       $ 569,957




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
              THE CROWN CRAFTS, INC. 401(k) RETIREMENT SAVINGS PLAN

                       SCHEDULE OF REPORTABLE TRANSACTIONS

                              ITEM 27d OF FORM 5500

                          YEAR ENDED DECEMBER 31, 1997

EMPLOYER IDENTIFICATION NUMBER: 58-0678148                      PLAN NUMBER: 334



                                                                                                   CURRENT VALUE
                                                                                                      OF ASSET
       IDENTITY OF                                        PURCHASE       SELLING       COST OF     ON TRANSACTION          NET
     PARTY INVOLVED           DESCRIPTION OF ASSET          PRICE         PRICE         ASSET            DATE             GAIN
American Century
  Investments                Twentieth Century Ultra                     $ 24,360     $ 22,041         $ 24,360          $ 2,319

Dreyfus Family
  of Funds                   Dreyfus MidCap Index Fund    $ 95,495                    $ 95,495         $ 95,495

Dreyfus Family
  of Funds                   Dreyfus MidCap Index Fund                   $  3,010     $  2,665         $  3,010          $   345




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